UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

SCANSOFT, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

80603P107

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

466 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

May 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 80603P107

1	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION Warburg Pincus Private Equity VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 23,230,264 (see Items 4 and 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 23,230,264 (see Items 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,230,264 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 80603P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 23,230,264 (see Items 4 and 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 23,230,264 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,230,264 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 80603P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Warburg Pincus LLC (f/k/a E.M. Warburg Pincus & Co., LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 23,230,264 (see Items 4 and 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 23,230,264 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,230,264 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) 00

SCHEDULE 13D

CUSIP No. 80603P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION Warburg Pincus Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 23,230,264 (see Items 4 and 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 23,230,264 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,230,264 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D originally filed on April 19, 2004 (“Original 13D”) on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), Warburg Pincus & Co., a New York general partnership (“WP”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”) and, with respect to this Amendment No. 1, Warburg Pincus Partners LLC (f/k/a E.M. Warburg Pincus & Co., LLC), a New York limited liability company (“WPP LLC” and, together with WP VIII, WP and WP LLC, the “Reporting Persons”). This Amendment No. 1 relates to the common stock, par value $0.001 per share, of ScanSoft, Inc., a Delaware corporation formerly known as Visioneer, Inc. (the “Company”). The holdings of the Reporting Persons reported in this Amendment No. 1 include the holdings of Warburg Pincus Netherlands Private Equity VIII, C.V. I (“WPNPE I”) and Warburg Pincus Germany Private Equity VIII K.G. (“WPGPE” and together with WP VIII and WPNPE I, the “Investors”), which shares the Reporting Persons may be deemed to beneficially own. This Amendment No. 1 adds WPP LLC as a “Reporting Person” and a “Group Member.”

Item 2.	Identity and Background.

Items 2(a) and (c) are hereby amended by supplementing the information with respect to each of the Reporting Persons with the following:

(a) The sole general partner of WP VIII is WPP LLC. WP is the sole managing member of WPP LLC. WP LLC manages WP VIII.

(c) The principal business of WPP LLC is the acting sole general partner of WP VIII and several other related partnerships. The principal business of WP is acting as the managing member of WPP LLC. The principal business of WP LLC is acting as manager of WP VIII and several other related partnerships.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and restated in its entirety as follows:

The total amount of funds used by each Investor to purchase the securities of the Company as described herein was furnished from the working capital of such Investor. The total amount of funds used by the Investors to purchase the securities of the Company as described herein was $95,120,099.87.

Item 4.	Purpose of Transaction.

Item 4 of the Original 13D is hereby amended by adding the following immediately preceding the penultimate paragraph thereof:

Pursuant to a Securities Purchase Agreement, dated May 5, 2005 (the “Securities Purchase Agreement”), by and among WP VIII, WPNPE I, WPGPE (hereinafter, collective referred to as the Warburg Pincus Entities”) and the Company, the Warburg Pincus Entities agreed to acquire from the Company (a) an aggregate of 3,537,736 shares of Common Stock at a price per share equal to $4.24, and for an aggregate purchase price of $15,000,000.64; and (b) warrants to purchase an aggregate of 863,486 shares of Common Stock with an exercise price of $5.00 (the “Securities Purchase Warrants”), and for an aggregate purchase price of $107,935.75. Each of the Securities Purchase Warrants expires at the earlier to occur of the fourth anniversary of the issuance of the Securities Purchase Warrants or a “Change of Control” of the Company (as defined in the Securities Purchase Warrants). The transactions contemplated by the Securities Purchase Agreement, including issuance of the Common Stock and Securities Purchase Warrants thereunder, were consummated on May 9, 2005.

Pursuant to a Amended and Restated Stockholders Agreement, dated as of May 9, 2005 (the “Stockholders Agreement”), by and between the Company and the Investors, among other things, the holders of a majority in interest of the Common Stock held by the Investors are entitled to designate two directors (the “Warburg Pincus Designees”) to the Company’s Board of Directors (subject to certain conditions). Under the Stockholders Agreement, any time that a Warburg Pincus Designee is entitled to serve as a director of the Company, the Company is obligated to take such actions as may be necessary to cause such Warburg Pincus Designee to be appointed or elected to its Board of Directors.

Neither the Series B Preferred Stock, the Adjustable Warrant, the March 15 Warrants, the Securities Purchase Warrants nor the shares of Common Stock issuable upon the conversion or exercise (as applicable) thereof are registered under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, under the Stockholders Agreement, subject to certain conditions, the Investors have the right to cause the Company to effect a registration under the Securities Act with respect to any such shares of Common Stock, as well as certain other shares of Common Stock that they may then hold.

The Warburg Pincus Entities and the Company have entered into a Voting Agreement, dated as of May 9, 2005 (the “Voting Agreement”), pursuant to which the Warburg Pincus Entities have agreed that they will vote all of the shares of Common Stock beneficially owned by them in favor of adoption of that certain Agreement and Plan of Merger, dated as of May 9, 2005 (the “Merger Agreement”), by and among the Company, Nova Acquisition Corporation (“Sub 1”), Nova Acquisition LLC (“Sub 2”)

and Nova Inc. (“Nova”). Pursuant to the Merger Agreement, upon satisfaction of the conditions set forth therein, Sub 1 will be merged with and into Nova (the “First Step Merger”), with Nova as the surviving corporation in the First Step Merger (the “Interim Surviving Corporation”). Thereafter, the Interim Surviving Corporation will be merged with and in to Sub 2 (the “Second Step Merger” and, taken together with the First Step Merger, the “Merger”). Pursuant to the Voting Agreement, the Warburg Pincus Entities appointed the Board of Directors of Nova as their attorney-in-fact and proxy, with full power of substitution, to vote the shares of Common Stock beneficially owned by them in favor of adoption of the Merger Agreement and against certain other corporate actions.

Pursuant to a Stock Purchase Agreement, dated as of May 5, 2005 (the “Stock Purchase Agreement”), by and among Warburg Pincus Entities and the Company, the Warburg Pincus Entities agreed to acquire from the Company (a) an aggregate of 14,150,944 shares of Common Stock at a price per share equal to $4.24, and for an aggregate purchase price of $59,999,998.32; and (b) warrants to purchase an aggregate of 3,177,570 shares of Common Stock with an exercise price of $5.00 (the “Stock Purchase Warrants”). The obligation of the Warburg Pincus Entities to consummate the transactions contemplated by the Stock Purchase Agreement is subject to certain conditions, including without limitation the consummation of the Merger and receipt of stockholder approval. Each of the Stock Purchase Warrants expires upon the earlier to occur of the fourth anniversary of the issuance of the Stock Purchase Warrants or a “Change of Control” of the Company (as defined in the Stock Purchase Warrants).

Pursuant to a Commitment Letter, dated as of May 5, 2005, the Warburg Pincus Entities agreed to enter into an agreement to purchase $25.0 million of addition Common

Stock, subject to satisfaction of certain conditions (the “Commitment”). The Commitment will expire at 5:00 p.m. Eastern Time on August 5, 2005, subject to certain conditions.

The foregoing descriptions of the Securities Purchase Agreement, the Securities Purchase Warrants, the Restated Stockholders Agreement, the Stock Purchase Agreement, the Stock Purchase Warrants and the Commitment Letter are qualified in their entirety by reference to the Securities Purchase Agreement, the Securities Purchase Warrants, the Restated Stockholders Agreement, the Stock Purchase Agreement, the Stock Purchase Warrants and the Commitment Letter, which are incorporated in this Schedule 13D/A by reference to Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, and 99.6 respectively, to this Schedule 13D/A.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Original 13D are hereby amended and restated in their entirety as follows:

(a) Due to their respective relationships with the Investors and each other, as of May 5, 2005, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 15,791,338 shares of Common Stock by virtue of the Investors’ ownership of such shares as of such date. As of May 5, the Reporting Persons may also be deemed to own additional shares of Common Stock by virtue of the Investors’ ownership of the Series B Preferred Stock, the Adjustable Warrant, the March 15 Warrants and the Securities Purchase Warrants (collectively, the “Convertible Securities”). Assuming the full exercise and conversion of the Convertible Securities (accounting only for the 525,732 shares of Common Stock that are presently exercisable under the Adjustable Warrant, according to the Form 10-K), the Reporting Persons are deemed to beneficially own 23,230,264 shares of Common Stock, representing approximately 19.8% of the outstanding class of

Common Stock, based on a total of 117,278,044 shares of Common Stock outstanding, which is comprised of: (i) 106,288,852 shares of Common Stock outstanding as of January 31, 2005, as represented by the Company in the Form 10-Q for the quarter ended December 31, 2004, (ii) the 3,537,736 shares of Common Stock issued pursuant to the Securities Purchase Agreement, (iii) the 3,562,238 shares of Common Stock issuable upon the conversion of the 3,562,238 shares of Series B Preferred Stock acquired by the Investors, (iv) the 525,732 shares of Common Stock presently issuable upon the exercise of the Adjustable Warrant, (v) the 2,500,000 shares of Common Stock issuable upon the exercise of the March 15 Warrants and (vi) the 863,486 shares of Common Stock presently issuable upon the exercise of the Securities Purchase Warrants.

(b) Each of the Investors share the power to vote or to direct the vote and to dispose or to direct the disposition of the 23,230,264 shares of Common Stock it may be deemed to beneficially own as of May 5, 2005. Each of WP, WP LLC and WPP LLC shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 23,230,264 shares of Common Stock it may be deemed to beneficially own as of May 5, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 of the Original 13D is hereby amended by adding the following at the end of the discussion:

As described in Item 4 hereto, the Warburg Pincus Entities entered into the Securities Purchase Agreement, a Voting Agreement and a Stock Purchase Agreement with, and provided the Commitment to, the Company. The information set forth in Item 4 with respect to the Securities Purchase Agreement is incorporated into this Item 6 by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Group Members have entered into an agreement, attached hereto as Exhibit 99.7, with respect to the joint filing of this statement and any amendment or amendments hereto.

Item 7.	Material to be Filed as Exhibits

99.1. Securities Purchase Agreement

99.2. Securities Purchase Warrants

99.3. Form of Voting Agreement

99.4. Stock Purchase Agreement

99.5. Form of Stock Purchase Warrants

99.6. Commitment Letter

99.7. Amended and Restated Joint Filing Agreement, dated as of May 9, 2005, among the Reporting Entities.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2005	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
By: Warburg Pincus Partners LLC, its General Partner

By: Warburg Pincus & Co., its Managing Member

	By:	/S/ SCOTT A. ARENARE
Name: Scott A. Arenare
Title: Partner

Dated: May 9, 2005	WARBURG PINCUS & CO.

	By:	/S/ SCOTT A. ARENARE
Name: Scott A. Arenare
Title: Partner

Dated: May 9, 2005	WARBURG PINCUS LLC

	By:	/S/ SCOTT A. ARENARE
Name: Scott A. Arenare
Title: Member

Dated: May 9, 2005	WARBURG PINCUS PARTNERS LLC
By: Warburg Pincus & Co., its Managing Member

	By:	/S/ SCOTT A. ARENARE
Name: Scott A. Arenare
Title: Partner